Exhibit 99.3

F O R M O F P R O X Y FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CENTERRA GOLD INC. TO BE HELD ON TUESDAY, MAY 6, 2025 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CENTERRA GOLD INC. The undersigned shareholder of Centerra Gold Inc. (the “Corporation”) hereby appoints Michael S. Parrett, Chair of the board of directors of the Corporation, or failing him, Paul Tomory, President and Chief Executive Officer of the Corporation, or instead of any of the foregoing , as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the annual general meeting of shareholders of the Corporation to be held on May 6, 2025 at 11:00 a.m. (Toronto Time) (the “Meeting”) in a virtual-only format via live audio webcast at https://meetings.lumiconnect.com/400-772-659-841 or any postponement or adjournment thereof, in the same manner, to the same extent and with the same powers as if the undersigned were personally present, upon the following matters and in accordance with the following directions. Note: If you are appointing a proxyholder other than the representatives of management of the Corporation whose names are printed above, YOU MUST: Step 1: Return your proxy to TSX Trust Company (“TSX Trust”) AND Step 2: Register your proxyholder by contacting TSX Trust at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America) or by internet at https://www.tsxtrust.com/control-number-request, and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a Control Number. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. Requests for a Control Number must be received by TSX Trust by 11:00 a.m. (Toronto time) on May 2, 2025. WITHOUT A CONTROL NUMBER, YOUR PROXYHOLDER WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS AT THE MEETING. THEY WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST. See the accompanying management information circular for further information regarding appointing a third party proxyholder. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. The undersigned specifies that all of the voting shares owned by him or her and represented by this form of proxy shall be: (1) ELECTION OF DIRECTORS For Against For Against Karen David-Green Michael S. Parrett Wendy Kei Jacques Perron Nancy Lipson Paul Tomory Craig MacDougall Paul N. Wright (2) APPOINTMENT OF AUDITORS For Withhold To approve the appointment of KPMG LLP as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors. (3) Executive Compensation For Against To approve a non-binding advisory resolution to accept the Corporation’s approach to executive compensation. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Dated: , 2025. Name of Shareholder (Please print as registered) Signature of Shareholder

NOTES: (1)The individuals named in this proxy are representatives of management of the Corporation and are the Chair, and the Interim President and Chief Executive Officer of the Corporation, respectively. You have the right to appoint another person or company to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space set out above in this form of proxy or by completing another proper form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Corporation. Note: If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the management of the Corporation, YOU MUST return your proxy to TSX Trust AND register your proxyholder by contacting TSX Trust at 1- 866-751-6315 (within North America) or 647-252-9650 (outside North America) or by internet at https://www.tsxtrust.com/control-number-request and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a Control Number. Requests for a Control Number must be received by TSX Trust by 11:00 a.m. (Toronto time) on May 2, 2025. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. Without a Control Number, your proxyholder will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest. (2)To be valid, this proxy must be signed and deposited with TSX Trust no later than 11:00 a.m. (Toronto time) on May 2, 2025 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or holiday which is at least 48 hours before the time of such reconvened Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at his sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his discretion and without notice. (3)If shares are registered in the name of an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy. If shares are registered in the name of two or more persons, then all those persons should sign this proxy. All registered owners of shares should refer to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. (4)If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation. (5)The shares represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matters by the representatives of management of the Corporation or, if you appoint another proxyholder, as that other proxyholder sees fit. HOW TO VOTE Vote Online: At www.meeting-vote.com where you will enter your 13 digit control number located on this proxy. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website. Vote by Telephone: Call toll free 1-800-387-0825 and follow the voice instructions. To vote by telephone you will need the 13 digit control number located on this proxy. If you vote by telephone, please do not return this proxy. Vote by Mail, Fax or Email: • Complete and return your signed proxy in the envelope provided and send to: TSX Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, Ontario, Canada, M1S 0A1 • Fax (both sides of proxy form) to: 416-595-9593 • Scan and email (both sides of the proxy form) to proxyvote@tmx.com Vote at the Meeting: At the time of the Meeting, eligible registered shareholders or proxyholders may log in at https://meetings.lumiconnect.com/400- 772-659-841, click on “I have a login” and enter the 13-digit control number found on the proxy accompanying this notice. The generic password to be entered is “centerragold2025” (case sensitive). Proxies must be received by May 2, 2025 at 11:00 a.m. (Toronto time) or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or holiday which is at least 48 hours before the time of such reconvened meeting. If you have any questions or require more information with regard to voting your securities, please contact Sodali & Co, Centerra’s proxy solicitation agent, by telephone at 1.289.695.3075 or toll-free at 1.888.777.0836 or by email at assistance@investor.sodali.com